Torys LLP 1114 Avenue of the Americas, 23rd Floor New York, New York 10036.7703 USA Telephone: 212.880.6000 Facsimile: 212.682.0200 www.torys.com

March 18, 2016

VIA EDGAR

Ms. Pamela Long
Assistant Director
Office of Manufacturing and Construction
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4631
Washington, DC  20549

Re:                             Brookfield Business Partners L.P.
Amendment No. 3 to Registration Statement on Form F-1
Filed February 29, 2016
File No. 333-207621

Dear Ms. Long:

On behalf of our client, Brookfield Business Partners L.P. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter of March 15, 2016 (the “Comment Letter”) to Craig Laurie with respect to the Company’s Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form F-1 (the “Registration Statement”).

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided the Company’s responses immediately following each numbered comment.

Following resolution of the Staff’s comments, we will file an amendment to the Registration Statement that is reflective of the Company’s responses provided below. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 3.

Registration Statement on Form F-1 as Amended filed February 29, 2016

Consolidated Financial Statements

Note 2. Significant Accounting Policies, page F-10

(i) Property Plant and Equipment, page F-12

1.                          Please provide us with a comparative analysis of your depletion expense for all relevant periods presented in your filing, which depicts your depletion expense including future development costs and also depletion expense determined on a basis which excludes future development costs.

Your calculations and analysis should use the same reserve quantities in both calculations.

Response.

At the request of the Staff, below is a comparative analysis for the relevant periods depicting (i) depletion expense including future development costs and (ii) depletion expense excluding future development costs, in each case using the same reserve base:

		For the year ended December 31, 2013	For the year ended December 31, 2014	For the nine months ended September 30, 2015
Oil and gas assets (millions of U.S. dollars)
Gross carrying value - oil & gas properties	A	752	878	1,481
Accumulated depreciation, impairment and other	B	(157)	(181)	(232)
Future development costs	C	414	376	1,152

Oil and gas reserve data (Mboe)
Oil and gas production	D	4,358	8,070	13,963
Proved and probable reserves	E	123,126	139,276	354,595

Oil and gas depletion expense (millions of U.S. dollars)
Depletion expense calculated with future development costs	(A+B+C)*(D/E)	36	62	95
Depletion expense calculated without future development costs	(A+B)*(D/E)	21	40	49

For purposes of this analysis, the Company’s calculations are based on an aggregation of oil and gas reserves and assets of multiple operating entities and assumes all additions and reserves exist at the beginning of the relevant period. This creates an immaterial difference in the depletion expense calculated above relative to the depletion expenses calculated for financial reporting purposes.

Exhibit Index

2.                          We note that you have not filed or indicated the intent to file as exhibits the licensing agreements pursuant to which your company and the Holding LP acquired the right to use the Brookfield name and logo or the securities purchase agreements or any separation or other agreement pursuant to which you will acquire your assets and operations. You also do not list these among your Material Contracts beginning on page 192. Please tell us supplementally why you believe these are not material contracts under Item 601(b)(10) of Regulation S-K, or file them as exhibits to the registration statement.

Response.

The Company advises the Staff that it will revise the Registration Statement to include the form of Trademark Sub-License Agreement as exhibit 10.6.

The Company further advises the Staff that there is no master purchase agreement or master separation and distribution agreement that generally governs the transfer of assets and operations from Brookfield to the Company. The Company will acquire its assets and operations from Brookfield pursuant to more than 40 securities purchase and other transfer agreements. Such agreements are not material in size or scope and are largely mechanical in nature. As disclosed in the Prospectus, such agreements will not contain any representation or warranty or indemnity relating to any of the underlying assets or the related operations being transferred. Therefore, the Company is of the view that it would be impracticable and of limited utility for the Company to file each transfer agreement. However, in light of the Staff’s comment, the Company will file as exhibit 10.7 to the Registration Statement the form of Interest Transfer Agreement that will generally be used, subject to appropriate modification for the jurisdiction and type of asset being transferred.

Yours truly,

/s/ Mile T. Kurta

Mile T. Kurta

Enclosure

cc:                         Chris Ronne
Kevin Stertzel
Anne McConnell
(Securities and Exchange Commission)
Craig Laurie
(Brookfield Business Partners Limited)